United States securities and exchange commission logo





                 March 22, 2022

       Ryan Laurence
       General Counsel
       Shift Technologies, Inc.
       290 Division Street, Suite 400
       San Francisco, California 94103-4234

                                                        Re: Shift Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on March 16,
2022
                                                            File No. 333-263613

       Dear Mr. Laurence:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Jennifer L pez Molina at 202-551-
       3792 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services